SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2009

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	Attached hereto and incorporated herein are the following press releases of the Registrant:

(1)	Registrant’s Press Release dated March 10, 2009 entitled “Lumenis introduces LightSheer Due for High Speed Permanent Hair Reduction”, attached hereto as Exhibit 99.1; and

(2)	Registrant’s Press Release dated March 10, 2009 entitled “LumenisUltraPulse CO2 Laser to be Featured on National Television with Live Pearly Penile Papule (PPP) Procedure”, attached hereto as Exhibit 99.2.

2.	In accordance with the provisions of the Share Purchase Agreement dated September 30, 2006 (the “Purchase Agreement”) by and among the Registrant and the investors listed therein, as previously reported, the Registrant is obligated to issue additional Ordinary Shares to the investors that purchased Ordinary Shares of the Registrant pursuant to the Purchase Agreement and upon exercise of warrants issued at the closing under the Purchase Agreement, in respect of all awards, judgments, losses, liabilities, damages, indemnities, costs and expenses related to certain investigations, litigations and proceedings involving the Registrant, including a certain class action lawsuit by the Registrant’s shareholders and an SEC proceeding against the Registrant’s former chief financial officer (collectively, the “Proceedings”).

The Registrant reports that, pursuant to a determination with regard to the Registrant’s liabilities and expenses with respect to the Proceedings, 24,466,936 additional Ordinary Shares were issued, as of March 18, 2009, to the investors for no additional consideration.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-148460.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (Registrant) By: /s/ William Weisel —————————————— William Weisel Vice President, General Counsel & Corporate Secretary

Dated: March 31, 2009